UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

trivago N.V.

(Name of Issuer)

Class A Shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

PAR Investment Partners, L.P.

200 Clarendon Street, 48th Floor

Boston, MA 02116

Attn: Steven M. Smith

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,673,796
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,673,796
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,673,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

The percent of class was calculated based on the sum of (i) 44,109,134 Class A Shares issued and outstanding as of March 31, 2019, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 1, 2019, plus (ii) 6,000,000 Class A Shares resulting from the conversion of Class B Shares, nominal value of €0.60 per share, as described in Item 4 of this report.

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Group II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,673,796
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,673,796
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,673,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89686D105

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,673,796
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,673,796
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,673,796
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 41.3% (1)
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D filed on September 18, 2018 (the “Schedule 13D”) and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group II, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to the Class A Shares, nominal value of €0.06 per share (the “Class A Shares”) of trivago N.V. (the “Issuer”). The Class A Shares reported herein are represented by an equal number of American Depositary Shares (“ADSs”) that are held directly by PAR Investment Partners, L.P.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

PAR Investment Partners used approximately $94,844,203 (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase Class A Shares reported in this Schedule 13D. Such Class A Shares are or may be held from time to time by PAR Investment Partners in margin accounts established with its brokers or banks and a portion of the purchase price for the Class A Shares may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Class A Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. PURPOSE OF TRANSACTION

On June 14, 2019, PAR Investment Partners purchased 6,000,000 ADSs, representing an equal number of Class A Shares (the “2019 Acquired Shares”), from Peter Vinnemeier (the “Selling Shareholder”), founder and former managing director of the Issuer, pursuant to a Stock Purchase Agreement dated June 13, 2019 (the “2019 Stock Purchase Agreement”). The 2019 Acquired Shares were purchased at a price of $3.74 per ADS in a private transaction that was exempt from registration under the U.S. Securities Act of 1933, as amended. PAR Investment Partners purchased the 2019 Acquired Shares for investment purposes in the ordinary course of business. In connection with but prior to the purchase of the 2019 Acquired Shares, the Selling Shareholder converted a portion of his Class B Shares, nominal value of €0.60 per share, into Class A Shares, resulting in an increase in the total number of outstanding Class A Shares by an amount equal to 6,000,000 shares.

The foregoing description of the 2019 Stock Purchase Agreement does not purport to be complete and is qualified in their entirety by reference to the text of the 2019 Stock Purchase Agreement, which is included as Exhibit 99.3 to this Amendment No. 1 and is incorporated by reference herein.

On September 17, 2018, PAR Investment Partners purchased 7,000,000 ADSs, representing an equal number of Class A shares (the “Acquired Shares”), from Peter Vinnemeier and Malte Siewert (the “Selling Shareholders”), founders and former managing directors of the Issuer, pursuant to a Stock Purchase Agreement dated September 14, 2018. The Acquired Shares were purchased at a price of $4.47 per ADS in a private transaction that was exempt from registration under the U.S. Securities Act of 1933, as amended. PAR Investment Partners purchased the Acquired Shares, as well as its previously acquired Class A Shares, for investment purposes in the ordinary course of business. In connection with but prior to the purchase of the Acquired Shares, the Selling Shareholders converted a portion of their Class B Shares, nominal value of €0.60 per share, into Class A Shares, resulting in an increase in the total number of outstanding Class A Shares by an amount equal to 7,000,000 shares.

In connection with such investment, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of the Class A Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Class A Shares or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of June 17, 2019, PAR Investment Partners may be deemed to beneficially own 20,673,796 Class A Shares, representing approximately 41.3% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of June 17, 2019, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 20,673,796 Class A Shares, representing approximately 41.3% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of June 17, 2019, PAR Capital Management, through is control of PAR Group as general partner, may be deemed to beneficially own 20,673,796 Class A Shares, representing approximately 41.3% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

The percentage of Class A Shares beneficially owned as set forth above is based on the sum of (i) 44,109,134 Class A Shares issued and outstanding as of March 31, 2019, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 1, 2019, plus (ii) 6,000,000 Class A Shares resulting from the conversion of Class B Shares, nominal value of €0.60 per share, as described in Item 4 of this report.

(c) Other than as described in Item 4 of this report, and those described in the attached Annex I, there were no transactions by the Reporting Persons relating to the Class A Shares effected during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

PAR Investment Partners holds a portion of its assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide PAR Investment Partners with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by PAR Investment Partners are held from time to time in such prime broker accounts, they may be subject to such counterparty rights.

PAR Investment Partners has entered into cash settled equity swap and other similar derivatives transactions and contracts with one or more counterparties, the value of which is based in whole or in part on the value of the ADSs representing the Class A Shares. PAR Investment Partners has modified, added to and/or unwound certain of such contracts, and expects to do so in the future, including at times when it may be purchasing or selling Class A Shares that PAR Investment Partners beneficially owns. The profit and loss on such contracts is wholly or partially referenced to, and therefore calculated based on, the market value of the Class A Shares, the relative value of such securities in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Class A Shares may be included, or a combination of any of the foregoing.

The equity swap contracts described above do not, and will not at any time, give the Reporting Persons voting or dispositive power over any Class A Shares referenced thereby. Accordingly, the Reporting Persons disclaim beneficial ownership in any Class A Shares that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

As of the date of this report, the equity swap contracts described above give PAR Investment Partners economic exposure to an additional 4,953,450 Class A Shares. 2,623,000 of such swaps mature on April 5, 2021, and 2,330,450 mature on April 27, 2022. The reference prices for such swaps range from $3.75 to $6.52. The Reporting Persons do not have voting power or dispositive power with respect to the Class A Shares referenced in such swaps and disclaim beneficial ownership of the Class A Shares underlying such swaps.

The Reporting Persons have agreed with the Issuer that, except under certain circumstances, they may not directly or indirectly transfer, sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of, any of the of the 2019 Acquired Shares until December 14, 2019.

Except as otherwise set forth in this report, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.3	Stock Purchase Agreement, dated June 13, 2019, by and between PAR Investment Partners, L.P. and Peter Vinnemeier

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2019

PAR INVESTMENT PARTNERS, L.P.

By:	PAR Group II, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP II, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

Annex I

Information With Respect to Transactions of [Class A Shares] during the Past 60 Days

Date	Transaction	Shares	Price/Share ($)
05/17/2019	Buy	99,902	$3.83
05/20/2019	Buy	19,200	$3.95
05/20/2019	Buy	37,500	$3.93
05/20/2019	Buy	37,500	$3.93
05/20/2019	Buy	19,100	$3.95
05/21/2019	Buy	50,000	$4.07
05/21/2019	Buy	13,300	$4.00
05/21/2019	Buy	13,400	$4.00
05/21/2019	Buy	50,000	$4.07
05/22/2019	Buy	28,200	$4.02
05/22/2019	Buy	15,500	$4.05
05/22/2019	Buy	15,500	$4.05
05/22/2019	Buy	28,100	$4.02
05/23/2019	Buy	24,200	$3.96
05/23/2019	Buy	24,268	$3.96
05/24/2019	Buy	32,700	$3.95
05/24/2019	Buy	32,654	$3.95
05/28/2019	Buy	51,600	$3.85
05/28/2019	Buy	9,900	$3.81
05/28/2019	Buy	51,637	$3.85
05/28/2019	Buy	9,900	$3.81
05/29/2019	Buy	30,900	$3.76
05/29/2019	Buy	30,941	$3.76
05/31/2019	Buy	65,000	$3.56
05/31/2019	Buy	65,000	$3.56
06/03/2019	Buy	67,600	$3.51
06/03/2019	Buy	67,595	$3.51
06/04/2019	Buy	44,300	$3.66
06/04/2019	Buy	44,300	$3.66
06/05/2019	Buy	28,714	$3.64
06/05/2019	Buy	26,919	$3.67
06/05/2019	Buy	28,800	$3.64
06/05/2019	Buy	26,900	$3.67
06/06/2019	Buy	13,836	$3.70
06/06/2019	Buy	13,900	$3.70
06/11/2019 (Swap)	Buy	51,700	$3.75
6/12/2019 (Swap)	Buy	17,301	$3.76